UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*
Radius Health, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
None
(CUSIP Number)
BB Biotech AG
Pascal Schmucki
Vordergasse 3
CH-8200 Schaffhausen, Switzerland
+41 44 267 67 21
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 17, 2011
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1	NAME OF REPORTING PERSONS. BB Biotech AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		409,400

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH:	10	SHARED DISPOSITIVE POWER

409,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

409,400

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, CO
(1) This percentage is calculated based upon 16,046,894 shares of outstanding Common Stock, which consists of: (i) 555,594 shares of Common Stock, and (ii) an aggregate of 15,491,300 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of May 17, 2011 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 409,400 shares of Common Stock issuable upon conversion of the Preferred Stock), it would result in an applicable percentage of 42.4%.

CUSIP No.

1	NAME OF REPORTING PERSONS. Biotech Growth N.V.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Curacao

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		409,400

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH:	10	SHARED DISPOSITIVE POWER

409,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

409,400

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
(1) This percentage is calculated based upon 16,046,894 shares of outstanding Common Stock, which consists of: (i) 555,594 shares of Common Stock, and (ii) an aggregate of 15,491,300 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of May 17, 2011 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 409,400 shares of Common Stock issuable upon conversion of the Preferred Stock), it would result in an applicable percentage of 42.4%.

Item 1. Security and Issuer
This statement relates to the Common Stock, $.0001 par value (the “Common Stock”) of Radius Health, Inc. (the “Issuer”) having its principal executive office at 201 Broadway, 6th Floor, Cambridge, MA 02139.
Item 2. Identity and Background
This statement is filed jointly by BB Biotech AG (“BB Biotech”) and Biotech Growth N.V. (“Biotech Growth”). Biotech Growth is a wholly-owned subsidiary of BB Biotech. BB Biotech and Biotech Growth are sometimes referred to collectively herein as the “Reporting Persons.”
BB Biotech is a holding company incorporated in Switzerland. BB Biotech’s business address is Vordergasse 3, 8200 Schaffhausen, Switzerland. BB Biotech invests in companies involved in the development, production, and distribution of pharmaceuticals and other products based on biotechnology. BB Biotech is publicly traded on the Swiss Stock Exchange, the German Stock exchange, and the Italian Stock Exchage.
Biotech Growth is a wholly-owned subsidiary of BB Biotech incorporated in Curacao. Biotech Growth’s business address is Snipweg 26, Curacao. The principal business of Biotech Growth is to invest in companies in the biotechnology sector.
The name, business address, present principal occupation, and citizenship of each executive officer and director of BB Biotech and Biotech Growth are set forth on Appendix A hereto, which is incorporated herein by reference.
During the five years prior to the date hereof, neither BB Biotech nor Biotech Growth, nor to the best of their knowledge, any of their executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
During the five years prior to the date hereof, neither BB Biotech nor Biotech Growth, nor to the best of their knowledge, any of their executive officers or directors, has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
BB Biotech is a stock corporation organized under the laws of Switzerland. Biotech Growth is a limited liability company organized under the laws of Curacao.
Item 3. Source and Amount of Funds or Other Consideration
Pursuant to an Agreement and Plan of Merger dated April 25, 2011 (the “Merger Agreement”), by and among MPM Acquisition Corp. (the “Company”), RHI Merger Corp., a Delaware corporation and wholly owned subsidiary of the Company (“MergerCo”), and Radius Health, Inc., a Delaware corporation (“Target”), MergerCo merged with and into Target, with Target remaining as the surviving entity and a wholly-owned operating subsidiary of the Company. This transaction is referred to as the “Merger.” The Merger was effective as of May 17, 2011, upon the filing of a certificate of merger with the Delaware Secretary of State. At the effective time of the Merger (the “Effective Time”), the legal existence of MergerCo ceased and all of the shares of Target’s common stock, par value $.01 per share (the “Target Common Stock”), and shares of Target’s preferred stock, par value $.01 per share (the “Target Preferred Stock”), that were outstanding immediately prior to the Merger were cancelled and each outstanding share of Target Common Stock outstanding immediately prior to the Effective Time was automatically converted into the right to receive one share of the Company’s common stock and each outstanding share of Target Preferred Stock outstanding immediately prior to the Effective Time was automatically converted into the right to receive one-tenth of one share of the Company’s preferred stock as consideration for the Merger.
Following the Merger on May 17, 2011, the Company’s Board of Directors approved a transaction pursuant to which Target merged with and into the Company, leaving the Company (now the Issuer) as the surviving corporation (the “Short-Form Merger”). In connection with the Short-Form Merger, the Company relinquished its corporate name and assumed in its place the name “Radius Health, Inc.” The Short-Form and name change became effective on May 17, 2011, upon the filing of a Certificate of Ownership and Merger with the Delaware Secretary of State.
Following the Merger and the Short-Form Merger, Biotech Growth owns 40,940 shares of Series A-1 Preferred Stock which may be converted at the election of the holder into 409,400 shares of Issuer Common Stock (the “Biotech Growth Shares”).
Item 4. Purpose of Transaction
BB Biotech and Biotech Growth acquired the Biotech Growth Shares for investment purposes.

Pursuant to the Series A-1 Convertible Preferred Stock Purchase Agreement by and among Target and certain investors listed on Schedule I thereto, dated as of April 25, 2011, and as amended on May 11, 2011 (the “Purchase Agreement”), BB Biotech and Biotech Growth committed to purchasing an aggregate of an additional 81,880 shares of Series A-1 Preferred Stock from the Issuer in a series of private placements at a purchase price per share of $81.42 upon notice from the Issuer (the “Future Funding Obligations”). In the event that an investor does not timely and completely fulfill its Future Funding Obligation, all shares of preferred stock held by the investor will be automatically converted to Common Stock at the rate of one share of Common Stock for every ten shares of preferred stock and the Common Stock resulting from such conversion would then be subject to a repurchase right at par value in favor of the Issuer.
Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, any or all of the Reporting Persons may dispose of or acquire additional shares of the Issuer in compliance with applicable law. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:
(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer
(a)	Assuming the conversion of all issued and outstanding shares of preferred stock of the Issuer, Biotech Growth is the record owner of the Biotech Growth Shares. To the best knowledge of BB Biotech and Biotech Growth, no director or executive officer of BB Biotech or Biotech Growth owns any shares of the common stock or preferred stock of the Issuer.

Percent of Class: See Line 13 of the cover sheets and the footnotes thereto.

(b)	Regarding the number of shares as to which such person has:
(i)	sole power to vote or to direct the vote:

See Line 7 of cover sheets.

(ii)	shared power to vote or to direct the vote:

See Line 8 of cover sheets.

(iii)	sole power to dispose or to direct the disposition:

See Line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition:

See Line 10 of cover sheets.
(c)	None of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days. To the best knowledge of the BB Biotech or Biotech Growth, no director or executive officer of BB Biotech and Biotech Growth has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Biotech Growth is a party to the Amended and Restated Stockholders’ Agreement dated May 17, 2011, a form of which is attached as Exhibit 4.1 to the Issuer’s Form 8-K dated May 17, 2011 and filed with the Securities and Exchange Commission on May 23, 2011 and incorporated by reference herein. To the best knowledge of BB Biotech and Biotech Growth, no executive officers or directors of either BB Biotech or Biotech Growth is a party to any other contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer (including the shares of common stock), finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.
Item 7. Material to Be Filed as Exhibits
Exhibit 1 — Agreement regarding filing of joint Schedule 13D

Exhibit 2 — Agreement and Plan of Merger dated April 25, 2011*

Exhibit 3 — Series A-1 Convertible Preferred Stock Purchase Agreement dated as of April 25, 2011**

Exhibit 4 — Amendment No. 1 to Series A-1 Convertible Preferred Stock Purchase Agreement dated as of May 11, 2011***

Exhibit 5 — Amended and Restated Stockholders’ Agreement dated May 17, 2011**

*	Incorporated by reference from the Issuer’s Form 8-K dated April 25, 2011 and filed with the Securities and Exchange Commission on April 29, 2011.

**	Incorporated by reference from the Issuer’s Form 8-K dated May 17, 2011 and filed with the Securities and Exchange Commission on May 23, 2011.

***	Incorporated by reference from OBP IV — Holdings LLC, mRNA II — Holdings LLC, Oxford Bioscience Partners IV L.P., mRNA Fund II L.P., Saints Capital Granite, L.P., OBP Management IV L.P., Saints Capital Granite, LLC, Jonathan Fleming, Alan Walton, Scott Halsted, David P. Quinlivan, and Kenneth Sawyer’s Schedule 13D dated May 17, 2011 and filed with the Securities and Exchange Commission on May 27, 2011.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
BB Biotech AG

Date: June 03, 2011	By:	/s/ Michael Hutter

Signatory Authority

	Name:	Michael Hutter

	Title:	Signatory Authority

Date: June 03, 2011	By:	/s/ Pascal Schmucki

Signatory Authority

	Name:	Pascal Schmucki

	Title:	Signatory Authority

Biotech Growth N.V.

Date: June 03, 2011	By:	/s/ Michael Hutter

Signatory Authority

	Name:	Michael Hutter

	Title:	Signatory Authority

APPENDIX A TO ITEM 2

POSITION WITH
COMPANY/
		RESIDENCE OR	PRESENT
		BUSINESS	PRINCIPAL
NAME	CITIZENSHIP	ADDRESS	OCCUPATION
BB Biotech AG

Dr. Thomas D. Szucs	Swiss citizen	Vordergasse 3,	Chairman and Director
8200 Schaffhausen
Switzerland

Dr. Clive Meanwell	U.S. citizen	Vordergasse 3,	Vice Chairman and Director
8200 Schaffhausen
Switzerland

Dr. Erich Hunziker	Swiss citizen	Vordergasse 3,	Director
8200 Schaffhausen
Switzerland

Biotech Growth N.V.

Dr. Thomas D. Szucs	Swiss citizen	Snipweg 26	Statutory Director
Curacao

Deanna Chemaly	Dutch citizen	Snipweg 26	Statutory Director
Curacao

Hugo Jan van Neutegem	Dutch citizen	Snipweg 26	Statutory Director
Curacao

Exhibit 1
JOINT FILING STATEMENT
I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the Common Stock of Radius Health, Inc. is filed on behalf of each of the undersigned.
Dated: June 03, 2011

Biotech Growth N.V.		BB Biotech AG

By:	/s/ Michael Hutter	By:	/s/ Pascal Schmucki

	Name: Michael Hutter		Name: Pascal Schmucki
	Title: Signatory Authority		Title: Signatory Authority

		By:	/s/ Michael Hutter

Name: Michael Hutter
Title: Signatory Authority